PETROBANK
ENERGY AND RESOURCES LTD.

05012165

SUPPL

82-34812

October 20, 2005

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 31 2005
WASH., D.C.
203

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

Corey C. Ruttan
Director of Corporate Finance and Investor Relations

PROCESSED
NOV 03 2005
THOMSON
FINANCIAL

11/3

2600, 240 – 4TH AVENUE SW, CALGARY, ALBERTA, CANADA, T2P 4H4 MAIN: (403) 750-4400 FAX: (403) 266-5794 www.petrobank.com

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK CLOSES $38.6 MILLION FINANCING AND ANNOUNCES NOTICE OF REDEMPTION OF AN ADDITIONAL $18.9 MILLION OF SUBORDINATED NOTES

Calgary, Alberta – October 20, 2005 - (TSX: PBG, PBG.NT.A) Petrobank Energy and Resources Ltd. is pleased to announce the closing of our previously announced financing for the issuance of 4,000,000 common shares at a price of $9.65 per common share. The shares were issued on a private placement basis through a syndicate of underwriters led by Haywood Securities Inc., and including TD Securities Inc., and ABG Sundal Collier Norge ASA of Oslo, Norway.

The Company has also given notice to redeem an additional $18.9 million of the outstanding Petrobank Subordinated Notes, on a pro rata basis, pursuant to the terms of the Note Indenture dated as of July 18, 2001 between Petrobank and Computershare Trust Company of Canada. This redemption will further reduce the principal amount of subordinated notes outstanding to $50 million.

This partial redemption will be done at par plus accrued and unpaid interest and is expected to be completed in mid-November. The redemption may be made at the offices of Computershare Trust Company of Canada at Suite 710, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8.

For more information please contact:
John D. Wright, President and CEO,
Chris J. Bloomer, Vice President Heavy Oil and CFO, or
Corey C. Ruttan, Director Corporate Finance and Investor Relations
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A